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                                December 21, 2022

       Jim Xu
       Chief Executive Officer
       LOBO EV TECHNOLOGIES LTD
       Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
       Xinwu District, Wuxi, Jiangsu
       People   s Republic of China, 214111

                                                        Re: LOBO EV
TECHNOLOGIES LTD
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
9, 2022
                                                            CIK No. 0001932072

       Dear Jim Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1 submitted December 9, 2022

       Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests..., page 50

   1. We note your response to our prior comment 3 and reissue. Your revised disclosure, that your principal
shareholders "will beneficially own approximately []% of [y]our outstanding Ordinary
Shares representing more than 50% of the voting power of the
                                                        Company," continues to
imply that there will be multiple classes of stock outstanding after this offering, each
with different voting rights. If that is not true, please revise to eliminate that implication. If it
is true, revise throughout to discuss the terms of and risks related to the different classes
of stock.
 Jim Xu
FirstName
LOBO EV LastNameJim     Xu LTD
          TECHNOLOGIES
Comapany21,
December  NameLOBO
              2022     EV TECHNOLOGIES LTD
December
Page 2    21, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Operations
Revenues, page 65

2. We note your discussion on pages 2-3 ("Brief introduction to our products") where you identify the various products you offer along with the amount of revenues generated from sales of such products. Please revise your MD&A to provide a more detailed and granular discussion that would provide greater transparency into the material components and potential variability of your revenues. For example, your disclosures should:
             identify and quantify each individually significant component of revenues;
             quantify the change in each respective component during each period; and
             discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified. Supplement your discussion with additional information that would be meaningful to an investor (e.g., in comparative tabular format, quantify the number of units sold for the respective reporting periods).
Business, page 97

3. We note your response to our prior comment 5. Please disclose whether and to what extent you rely on third-party manufacturing for your products. In this regard, we note your disclosure on page 27 that you "purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in [y]our operations and production of products." Also, as previously requested, disclose the extent of utilization of your facilities.
Strengthen cost control, page 101

4. We note your response to our prior comment 7. Please revise to expand how you intend to implement cost control with specific, concrete examples, including how the examples you provide actually lowered procurement costs.
Related Party Transactions, page 123

5. We note your response to prior comment 9. Please update the disclosure to be as of the most recent practicable date. Currently, your disclosure is as of June 30, 2022, which more than five months prior to the date of this submission.
General

6. We note your interim financial statements provided in response to prior comment 11.
         Please also update all relevant sections throughout the F-1 where financial information is presented to include this interim financial data. In this regard, we note your summary information on page 13, capitalization and dilution should be updated.
7. The first full risk factor on page 23 indicates that your operations have not been materially and negatively impacted by COVID-related matters during 2022. Please reconcile with
 Jim Xu
LOBO EV TECHNOLOGIES LTD
December 21, 2022
Page 3
      the disclosures on pages 64-65. Also update the disclosure in the last two paragraphs on page 62.
       You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameJim Xu
                                                          Division of
Corporation Finance
Comapany NameLOBO EV TECHNOLOGIES LTD
                                                          Office of
Manufacturing
December 21, 2022 Page 3
cc:       Lawrence Venick
FirstName LastName